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         As filed with the Securities and Exchange Commission on June 27, 2001
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000
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             A. Full title of the plan and the address of the plan:

                BOK FINANCIAL THRIFT PLAN FOR SALARIED EMPLOYEES
                             Bank of Oklahoma Tower
                                 Tulsa, Oklahoma
                                      74192

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B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            BOK Financial Corporation
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74192

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         Exhibit Number                        Description of Exhibit

         23.0                                  Consent of Ernst & Young, LLP



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          BOK FINANCIAL THRIFT PLAN FOR SALARIED
                                          EMPLOYEES

         Date:  June 27, 2001             By:  /s/ Gregg Jaynes
                -------------                  ----------------
                                          Gregg Jaynes
                                          Vice President,
                                          Manager of Corporate Compensation

                BOK Financial Thrift Plan for Salaried Employees

                              Financial Statements
                            and Supplemental Schedule


                        As of December 31, 2000 and 1999,
                    and for the Year ended December 31, 2000




                          Index to Financial Statements

Report of Independent Auditors..............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statement of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements...............................................4


Supplemental Schedule

Schedule H; Line 4i--Schedule of Assets (Held at End of Year)...............9

                         Report of Independent Auditors

The Plan Administrative Committee
BOK Financial Thrift Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Salaried Employees as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



May 4, 2001

                BOK Financial Thrift Plan for Salaried Employees

                 Statements of Net Assets Available for Benefits


                                                           December 31
                                                     2000              1999
                                              ----------------------------------
Assets
Investments:
   BOKF Common Stock                           $    10,684,500   $     9,368,883
   American Performance Funds:
     Growth Equity Fund                              2,320,822           980,973
     Equity Fund                                     7,562,925         8,465,139
     Cash Management Fund                            4,612,545         4,008,257
     Intermediate Bond Fund                          4,686,091         3,871,612
   SEI Funds:
     S&P 500 Index Fund                             19,094,936        20,321,862
     Stable Asset Fund                               4,500,203         4,069,341
     Equity Income Fund                              3,786,341         3,952,215

   American Advantage Funds:

     Balanced Fund                                   1,107,480         1,133,511
     International Equity Fund                       1,908,348         1,585,286
   Neuberger and Berman Genesis Trust Fund           5,195,696         3,603,024
   Participant loans                                 2,876,902         2,330,664
                                              ----------------------------------

Total investments                                   68,336,789        63,690,767

Cash                                                   395,042           573,835
Accrued interest receivable                             84,807           103,180
                                              ----------------------------------
Total assets                                        68,816,638        64,367,782

Liabilities
Due to broker                                          269,787           307,422
                                              ----------------------------------

Net assets available for benefits              $    68,546,851   $    64,060,360
                                              ==================================


See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000



Additions
Investment income (loss):
   Interest and dividends                                     $     1,352,075
   Net depreciation in fair value of investments                   (1,340,798)

                                                            -------------------
                                                                       11,277

Contributions:
   Participant                                                      5,693,877
   Employer                                                         2,233,071
   Rollovers                                                          855,096
                                                            -------------------
Total additions                                                     8,793,321

Deductions
Benefits paid directly to participants                              4,306,830
                                                            -------------------
Net increase                                                        4,486,491
Net assets available for benefits at beginning of year             64,060,360
                                                            -------------------
Net assets available for benefits at end of year              $    68,546,851
                                                            ===================


See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

                          Notes to Financial Statements

                                December 31, 2000



1. Description of Plan

The following description of the BOK Financial Thrift Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a 401(k) defined contribution plan covering all salaried employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company) who have attained age 21 and who have completed at least one year of service (equivalent to 1,000 hours). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 12% of their compensation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions to the Plan. The sum of the percentage of pre-tax and after-tax contributions shall not exceed 20% of each participant's compensation.

The Employer may make a discretionary matching contribution out of net current profits and earned surplus (as defined by the Plan). The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2000, the entire matching contribution of $2,233,071 was made in cash.

For 2000, the Employer matching contribution ranged from $.40 to $1.00 for each dollar of the participant's contributions, up to 5% of compensation, based on each participant's years of service as follows:

                   Years of Service                    Matching Percentage
-------------------------------------------------  -----------------------------

Less than four years                                          40%
At least four, but less than ten, years                       60%
At least ten, but less than fifteen, years                    80%
Fifteen or more years                                        100%

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2000.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100% vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, after-tax contributions, and the actual earnings thereon.

Loans

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loans will bear interest based on the current banking prime rate and may not exceed a five-year term, unless it is used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balances in the participants' accounts. Interest rates range from 7.75% to 13%. Repayment is made by payroll withholdings of level installments of principal and interest.

Payment of Benefits


A participant who terminates employment with a vested account balance of less than $5,000 will receive a lump-sum payment. If the participant has a vested balance which exceeds $5,000, the Plan will make a distribution only with the consent of the participant at any time prior to the earlier of the participant's 65th birthday or death. In lieu of a lump-sum payment, a participant who terminates employment as an employee after his or her 65th birthday or after attaining age 60 and completing 10 years of service, shall be entitled to elect monthly, quarterly, semiannual, or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.


Forfeitures

Forfeited balances of terminated participants' nonvested accounts are utilized to pay administrative costs or to reduce future Employer contributions. During 2000, forfeitures of $44,014 were used to reduce Employer matching contributions.

Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies


Basis of Accounting


The financial statements of the Plan are prepared on the accrual basis of accounting.


Investment Valuation and Income Recognition


Shares of registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The BOKF Common Stock is valued at the quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.


Administrative Expenses

The Employer pays all administrative expenses except for loan origination fees, which are paid by the participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments


The Plan's investments are held by a bank-administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2000, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices for BOKF Common Stock and published market prices for registered investment companies as follows:

                                                     Net Appreciation
                                                    (Depreciation) in
                                                        Fair Value
                                                      of Investments

                                                  -----------------------

        BOKF Common Stock                               $    704,578
        Registered investment companies                   (2,045,376)
                                                  -----------------------
                                                         $(1,340,798)
                                                  =======================

The fair values of individual investments that represent 5% or more of the Plan's net assets are separately identified in the financial statements.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 24, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

                                                         December 31
                                                   2000               1999
                                             ----------------- -----------------

Net assets available for benefits per the
   financial statements                          $ 68,546,851     $ 64,060,360
Benefits payable to participants                      (32,402)        (220,636)
                                             ----------------- -----------------

Net assets available for benefits per
   per the Form 5500                             $ 68,514,449     $ 63,839,724
                                             ================= =================

                                                                  December 31
                                                                      2000
                                                               -----------------

Benefits paid directly to participants per the financial statements
                                                              $      4,306,830
Less benefits payable to participants at December 31, 1999
                                                                      (220,636)
Add benefits payable to participants at December 31, 2000
                                                                        32,402

                                                               -----------------
Benefits paid directly to participants per the Form 5500      $      4,118,596
                                                               =================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.

                             SUPPLEMENTAL SCHEDULE

                BOK Financial Thrift Plan for Salaried Employees

                           EIN: 73-0780382 Plan #: 002

          Schedule H; Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                               (c)
                (b)                  Description of Investments,         (e)
     Identity of Issuer, Borrower,  Including Maturity Date, Rate      Current
(a)    Lessor, or Similar Party     of Interest, or Maturity Value      Value
--------------------------------------------------------------------------------

*  BOK Financial Thrift Plan for   BOKF Common Stock
      Salaried Employees                                             $10,684,500

*  Bank of Oklahoma, N.A.          American Performance Funds:
                                      Growth Equity Fund               2,320,822
                                      Equity Fund                      7,562,925
                                      Cash Management Fund             4,612,545
                                      Intermediate Bond Fund           4,686,091

*  Bank of Oklahoma, N.A.          SEI Funds:
                                      S&P 500 Index Fund              19,094,936
                                      Stable Asset Fund                4,500,203
                                      Equity Income Fund               3,786,341

*  Bank of Oklahoma, N.A.          American Advantage Funds:
                                      Balanced Fund                    1,107,480
                                      International Equity Fund        1,908,348

*  Bank of Oklahoma, N.A.          Neuberger and Berman Genesis
                                      Trust Fund                       5,195,696

*  Participant loans               Interest rates ranging from 7.75%
                                      to 13%                           2,876,902
                                                                     -----------
                                                                     $68,336,789
                                                                     ===========

*Indicates Party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant directed. o